EXHIBIT 12

HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31
	2008	2007	2006	2005	2004

	(dollars are in millions)

Ratios excluding interest on deposits:
Net (loss) income	$(1,689)	$138	$1,036	$976	$1,258
Income tax (benefit) expense	(919)	(1)	530	566	718
Less: Undistributed equity earnings	35	-	34	73	21
Fixed charges:
Interest on:
Borrowed funds	283	357	300	270	132
Long-term debt	985	1,443	1,457	1,025	380
One third of rents, net of income from subleases	24	29	25	19	19

Total fixed charges, excluding interest on deposits	1,292	1,829	1,782	1,314	531
(Loss) earnings before taxes and fixed charges,
net of undistributed equity earnings	$(1,351)	$1,966	$3,314	$2,783	$2,486

Ratio of (loss) earnings to fixed charges	(1.05)	1.07	1.86	2.12	4.68

Total preferred stock dividend factor(1)	$122	$99	$133	$71	$36

Fixed charges, including the preferred stock
dividend factor	$1,414	$1,928	$1,915	$1,385	$567

Ratio of (loss) earnings to combined fixed charges and
preferred stock dividends	(0.95)	1.02	1.73	2.01	4.38

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$1,292	$1,829	$1,782	$1,314	$531
Add: Interest on deposits	2,426	3,840	3,113	1,771	825

Total fixed charges, including interest on deposits	$3,718	$5,669	$4,895	$3,085	$1,356

(Loss) earnings before taxes and fixed charges, net of undistributed equity earnings	$(1,351)	$1,966	$3,314	$2,783	$2,486
Add: Interest on deposits	2,426	3,840	3,113	1,771	825

Total	$1,075	$5,806	$6,427	$4,554	$3,311

Ratio of earnings to fixed charges	0.29	1.02	1.31	1.48	2.44

Fixed charges, including the preferred stock dividend factor	$1,414	$1,928	$1,915	$1,385	$567
Add: Interest on deposits	2,426	3,840	3,113	1,771	825
Fixed charges, including the preferred stock dividend factor and interest on deposits	$3,840	$5,768	$5,028	$3,156	$1,392
Ratio of earnings to combined fixed charges and preferred stock dividends	0.28	1.01	1.28	1.44	2.38

(1)	Preferred stock dividends grossed up to their pretax equivalents.